November 17, 2005

via U.S. mail and facsimile

John M. Piecuch, Chief Executive Officer
MMI Products, Inc.
400 N. Sam Houston Pkwy E., Suite 1200
Houston, TX   77060

 RE: Form 10-K for the fiscal year ended January 1, 2005
Forms 10-Q for the fiscal quarters ended April 2, 2005, July 2,
2005,
and October 1, 2005
   File No. 333-29141

Dear Mr. Piecuch:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

 If you have any further questions regarding our review of
your
filings, please contact Meagan Caldwell at (202) 551-3754 or, in
her
absence, Nudrat Salik at (202) 551-3692, or to the undersigned at
(202) 551-3769.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief

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